OMB APPROVAL
OMB Number:	3235-0167
Expires:	December 31, 2014
Estimated average burden
hours per response	1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-20784

Trident Microsystems, Inc.

(Exact name of registrant as specified in its charter)

c/o FTI Consulting, Inc. ATTN: Andrew Hinkelman, 1 Front Street Suite 1600, San Francisco, CA 94111; (415) 283-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934 Trident Microsystems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 26, 2013	By:	/s/ Andrew Hinkelman

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* On December 13, 2012, Trident Microsystems, Inc. (the “Company”) filed a Form 8-K to report that the Debtors’ Modified Second Amended Joint Plan of Liquidation under Chapter 11 of the Bankruptcy Code (the “Plan”) was confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors (as defined in the Plan) fixed December 19, 2012 as the effective date of the Plan. As of close of business on December 21, 2012 (the “Date of Presentment”), trading of the Company’ shares of common stock on the OTC Markets was discontinued and holders of record of such shares were entitled to receive distributions as described in the Form 8-K described above. As of the Date of Presentment, all shares of common stock of the Company were deemed canceled pursuant to the Bankruptcy Court order confirming the Plan. Docket No. 1177. Case No. 12-10069.

SEC2069(02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.